USD 2.65 bn transaction to capture value and focus portfolio

19 August 2013

Value creating portfolio optimisation

- **USD 2.65 bn cash consideration**
  - Contingent payment of $6/boe on reserves from Shetland/Lista discovery with estimated value of up to several hundred million USD

- **Unlocks ~USD 7 bn of capex, of which USD 5.5 bn is before 2020**

- **Demonstrates value of Statoil's upstream portfolio**

- **Continuation of Statoil's active portfolio optimisation strategy**
  - Maintains operatorships and majority interests in Gullfaks and Gudrun
  - Redeploys resources into core areas
  - Further establishes Statoil's track record of capturing value from successful asset developments

- **Enters a partnership with OMV, a valued partner on the NCS and UKCS**
  - MOU to establish exploration partnership in Norway, UK and Faroes, subject to finalisation of commercial terms
  - Co-operation on EOR technology



STL INTEREST	FROM	TO
Gullfaks	70%	51%
Gudrun	75%	51%
Schiehallion	5.88%	0%
Rosebank	30%	0%

Statoil

Creating value through asset development



Gullfaks
Operated since 1978



Gudrun
2014 start-up on track

Creating asset value

- Successful efforts to enhance oil recovery (EOR) to manage decline/increase resources

- Carried out well program to secure future production

- Discovery of new volumes, most recently Shetland/Lista

- Developed with challenging HPHT reservoir

- Executing field development on time, below cost

- Increased ownership from 55% to 75% in 2010



Realising value creation

- Monetises partial interests and demonstrates value of remaining ownership

- Maintains upside through contingent payment

- Realises substantial value from previously marginal field

- Captures value from dynamic asset management

- Maintains operatorships and majority interests

Statoil

Further increasing the financial flexibility

Delivering value-creating portfolio management



Continue portfolio management to enhance value creation
Revitalise NCS with high value barrels
Apply technology to expand in unconventionals
Production above 2.5 million boe/d in 2020
Create value from a superior gas position
Develop a leading global exploration company
Build material positions in 3-5 new offshore business clusters

Realising > USD 8 bn gains from strategic divestments

Proceeds (USD bn), selected divestments



OMV
1.4*
2.65
Wintershall
1.1*
1.45
+ new asset**
Centrica
1.3
1.6
Gassled
1.4
2.9
SFR***
1.0
3.2
KKD
0.9
2.3
Peregrino
1.5
3.1
Accounting gain

Further increasing the financial flexibility

- Monetises assets with high ownership share, exits non-core, non-operated assets
- Continues strengthening of balance sheet
- Reduces capex exposure by around USD 7 bn
- Recent North Sea transactions at around 50% premium to Wood Mackenzie

* At effective date. OMV gain within USD 1.3-1.5 bn USD.
**15 % stake in the Edvard Grieg license in the North Sea
**Including IPO, exit, dividends & deconsolidated debt

Statoil

Thank you

